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                                                                     EXHIBIT 1


   (BW) (SOMATIX) (SOMA)  SOMATIX RECEIVES COMMITMENTS FOR $16.5 MILLION IN
                          PRIVATE PLACEMENT OF UNITS

Business Editors/Medical Writers

   ALAMEDA, Calif.--(BUSINESS WIRE)--Somatix Therapy Corporation (NASDAQ:SOMA) today announced receipt of commitments from institutional investors to purchase units in a private placement which would net the company approximately $15 million. The offering, which was managed by Merrill Lynch, involves the sale of $10.1 million in common stock units and $6.4 million in convertible preferred stock units. The transaction is expected to close before the end of June.

   The units of common stock were priced at $3.68, and consist of one share of common stock and a warrant to purchase 0.56 of a share of common stock. The units of preferred stock were priced at $25.00, and consist of one share of convertible preferred stock, convertible to 6.25 shares of common stock at $4.00 per share, and warrants for 3.5 shares of common stock. In both cases the warrants have exercise prices of $4.00 per share and have three year terms. If all 2.4 million warrants were to be exercised, the company would receive an additional $9.8 million in proceeds. The closing bid price of Somatix's common stock on Friday, June 16, 1995, was $4.00 per share.

   The closing of the common stock portion of the transaction is contingent upon the effectiveness of a registration statement on form S-3, to be filed with the SEC. The preferred stock has been sold as a private placement and is exempt from registration under the Securities Act of 1933. However, the company has committed to register the underlying shares of common stock for resale within 60 days of closing. Both transactions are contingent upon the receipt of a pending approval from the NASD.

   "I am encouraged by the strong investor interest in this private placement," stated David W. Carter, Somatix's chairman and chief executive officer. "I believe the success of this financing validates our decision to acquire Merlin Pharmaceuticals Corporation earlier this year, completing the process of bringing a broad base of in vivo gene transfer capabilities. We expect that these new capabilities will shortly lead to concluding agreements with major pharmaceutical companies."

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   In addition to the above terms, the preferred stock terms include a paid-in-kind dividend of 7 percent, a liquidation preference, extraordinary voting rights in the event the company's net cash position falls below $5 million, and a conversion price reset provision. The resent provision states that 13 months after closing, the conversion price may be reset to the lower of the current conversion price or the 20 day average closing price of the common stock in the thirteenth month. The conversion price after reset may not be less than $2.00 per share. Purchasers of the preferred have agreed to certain trading restrictions during this measurement period. Finally, the preferred stock will automatically convert to common stock at any time after two and one-half years after closing if the common stock trades at a 100 percent premium to the then-applicable conversion price.

   Somatix Therapy Corporation is a leader in the field of gene therapy. The company intends to research, develop and commercialize proprietary processes for the genetic modification of cells and their use in the treatment of human disease. Somatix' assets include its highly efficient gene transfer technology, broad-based intellectual property and product development programs focused on cancer, neural diseases and hemophilia.

               CONTACT:   Somatix Therapy Corporation, Alameda
                          Mark Bagnall, 510/748-3064




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